EXHIBIT 10.7

SALE AND PURCHASE AGREEMENT

This Sale and Purchase Agreement (this “Agreement”) is made and entered into as of this 18th day of May, 2005, by and between LASALLE-ADAMS, L.L.C., a Delaware limited liability company having a mailing address at Suite 3900, 77 West Wacker Drive, Chicago, Illinois 60601(“Seller”) and PRIME/MANSUR INVESTMENT PARTNERS, LLC, a Delaware limited liability company having a mailing address c/o The Prime Group, Inc., 321 North Clark Street, Suite 2500, Chicago, Illinois 60610 (“Purchaser”).

WITNESSETH:

A.	Seller is the owner of the Property (as hereinafter defined);

B.        Seller wishes to sell, and Purchaser wishes to purchase, all of Seller’s right, title and interest in and to the Property, on the terms, conditions and provisions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises set forth in this Agreement, and other good and valuable consideration, the receipt and adequacy of which are acknowledged by each party, Seller and Purchaser agree as follows:

1.

Agreement of Purchase and Sale. Seller agrees to sell, transfer, assign and convey to Purchaser, and Purchaser agrees to purchase, accept and assume subject to the terms and conditions stated herein, all of Seller’s right, title and interest in and to the following (collectively, the “Property”):

1.1

The real property described in Exhibit A being attached hereto and incorporated herein by reference, which real property is commonly known as the 208 South LaSalle Building located at 208 South LaSalle Street, Chicago, Illinois (the “Real Property”).

1.2	All of those certain buildings, structures and improvements (the “Improvements”) which are now or prior to the Closing Date (as hereinafter defined) constructed and located on the Real Property.

1.3

All fixtures, equipment, appliances, furniture, furnishings, and other tangible personal property which is located at and used in connection with the Real Property and Improvements as set forth in Exhibit B (the “Personal Property”).

1.4

All intangible property (the “Intangible Property”) now or hereafter owned or held by Seller in connection with the Real Property, Improvements or Personal Property, including the right to use the name 208 South LaSalle Building to the extent that Seller has any rights thereto, and the right to the use thereof, Seller’s interest under the tenant leases and all other leases, rental agreements and escrow deposits.

1.5

Any easements, covenants, tenements, hereditaments, and other rights, now or hereafter owned by Seller appurtenant to the Real Property or Improvements, and any land lying in the bed of any street, road, avenue, or alley, open, proposed or closed, in front of or adjoining the Real Property to the center line thereof (the “Easements”).

2.

Purchase Price. The consideration for the sale of the Property is FORTY-FOUR MILLION AND 00/100 DOLLARS ($44,000,000.00) (the “Purchase Price”), subject to adjustment as provided herein, payable as follows:

2.1

Concurrently with the execution of this Agreement, Purchaser shall deposit with Chicago Title Insurance Company (“Escrow Agent”) the sum of $500,000.00 (the “Deposit”), which shall be held on deposit by Escrow Agent pursuant to Escrow Agent’s standard form strict joint order escrow instructions and applied toward the Purchase Price at Closing. Any interest earned on the Deposit shall be credited to Purchaser unless Purchaser defaults, in which case it shall be paid to Seller. The Deposit shall be paid to Seller in all events (including, but not limited to, if Purchaser terminates this Agreement in accordance with the terms hereof), except only in the event that: (i) Purchaser terminates the Agreement in accordance with the provision of the Agreement which allows such termination by Purchaser because Seller defaulted in any of its obligations under the Agreement, (ii) Purchaser terminates the Agreement because, on or before the Closing Date, Purchaser fails to receive tenant estoppel letters from tenants in the Property or from Seller which meet the requirements set forth in Section 13 of this Agreement, or (iii) Purchaser terminates the Agreement within the one hundred (100)-day period referred to in Section 11.2 below, because Purchaser fails to obtain all of the consents, approvals and opinions referred to in Section 3.1 below with respect to the Property within such one hundred (100)-day period.

2.2

Purchaser shall receive a credit against the Purchase Price at Closing in the amount of the then existing outstanding principal balance of that certain loan (the “Property Loan”) in favor of Nomura Asset Capital Corporation (“Property Lender”), which loan is evidenced by those certain first mortgage loan documents described on Schedule 1 attached hereto and made a part hereof (collectively, the “Property Loan Documents”). The assumption of the Property Loan shall be governed by Section 3 of this Agreement.

2.3

On the Closing Date, Purchaser or its nominee shall wire transfer in immediately available funds, in accordance with wiring instructions to be supplied by Seller, the Purchase Price, less the amount of the Deposit (and interest thereon, if any), less the principal amount due and owing on the Property Loan as of the Closing Date, plus or minus mutually agreed upon prorations at Closing calculated in accordance with the terms and provisions of this Agreement.

3.

Assumption of Property Loan. Purchaser shall receive a credit against the Purchase Price in the amount of the existing outstanding principal balance of the Property Loan on the Closing Date which is approximately $42,374,094.00 as of April 30, 2005.

3.1

Purchaser shall be responsible for obtaining, at its sole expense, (i) all consents and approvals of the existing Property Lender, loan servicer or any of their respective agents or representatives, and (ii) any rating agency approvals or opinions, in each case as necessary or required in connection with Purchaser’s assumption of the Property Loan. The consent from the Property Lender shall be in form and substance reasonably satisfactory to Seller and Purchaser, and shall provide that Seller and its members shall not be liable with respect to any obligations under the Property Loan or the Property Loan Documents to the extent arising from and after the transfer of the Property to Purchaser on the Closing Date, including but not limited to the obligation to repay the Property Loan at maturity. In no event shall Purchaser commence the process for obtaining such consent or contact the Property Lender, loan servicer or any of their respective agents or representatives prior to the earlier of: (x) ten (10) days after the closing of the Lightstone Merger (defined hereinafter), (y) receipt by Purchaser of written notice from Seller authorizing Purchaser to commence seeking such consents, approvals and opinions, or (z) July 31, 2005. If such consents, approvals and opinions cannot be obtained by the Closing Date (as the Closing Date may be extended by Purchaser pursuant to Section 11 below), then either Seller or Purchaser may, at such party’s sole option and in such party’s sole and absolute discretion, terminate this Agreement in its entirety, and thereafter the Deposit shall be returned to Purchaser (unless Purchaser extended the Closing Date pursuant to Section 11 below in which event the Deposit shall be retained by Seller), Purchaser shall not have any further rights with respect to the purchase of the Property, nor shall Seller have any further obligation to sell the Property to Purchaser.

3.2

Seller shall provide such information in Seller’s possession reasonably requested by such Property Lender and shall otherwise cooperate and assist Purchaser in its efforts to obtain (i) the consent and approval of the Property Lender to the transfer of the Property to Purchaser and to the replacement of the existing property managers and leasing agent of the Real Property with property managers and leasing agents appointed by Purchaser (and on terms acceptable to Purchaser), and (ii) any required written confirmations from applicable rating agencies as may be required in connection with the Property Loan; provided, however, that Seller shall not incur any costs or expenses in connection with such assistance or cooperation and Purchaser agrees to reimburse Seller in the event Seller incurs any such reasonable, third-party out-of-pocket costs and expenses (other than Seller’s third-party legal costs in connection with reviewing customary consent and assumption documents). All such consents and approvals shall be without any change in the terms or conditions of the Property Loan or in the Property Loan Documents as of the date of this Agreement, except for changes described in this Agreement. At Closing, Seller and Purchaser shall sign such documents and agreements required by the Property Lender in connection with Purchaser’s assumption of the Property Loan and consistent with the terms of this Agreement.

4.

Conveyance. The Property shall be conveyed by Seller to Purchaser subject to the Property Loan and to the rights of existing tenants whose names are set forth on the lease schedule described in Exhibit C attached hereto and made a part hereof, and all other tenants whose leases or extensions of leases affecting the Property which are permitted to be made pursuant to this Agreement between the date hereof and the Closing Date. The leases described in Exhibit C are hereinafter referred to as the “Leases”. The conveyance on the Closing Date shall also be subject to all exceptions to title listed on Exhibit D attached hereto and made a part hereof. The items listed on Exhibit D, together with the Leases and the Property Loan Documents, are hereinafter collectively referred to as the “Permitted Exceptions”. Seller shall provide to Purchaser within ten (10) business days after the date of this Agreement, a current title commitment covering the Property and its existing ALTA survey of the Property. Seller shall cause any liens or encumbrances which are not Permitted Exceptions to be removed or insured over in a manner reasonably acceptable to Purchaser and the Property Lender prior to Closing.

5.

Covenants of Seller. From the date of this Agreement until the Closing or earlier termination of this Agreement, and except as otherwise consented to or approved by Buyer, Seller covenants and agrees with Buyer as follows:

5.1

Seller shall not, without Purchaser’s prior written consent in each instance, enter into any new leases, lease extensions or lease amendments related to leases covering tenant space in the Property of more than 15,000 square feet of rentable space or which provide for a lease term or lease extension in excess of seven (7) years. Purchaser shall not unreasonably withhold or delay giving its approval to any such matter with respect to which Seller requests Purchaser’s approval. If Purchaser fails to disapprove any matter requiring its approval as specified in this Section 5.1 within five (5) business days after Seller delivers a written request to Purchaser for such approval (which request shall be accompanied by a copy of the relevant proposed lease or lease amendment and, to the extent in Seller’s possession, financial or credit information concerning the proposed tenant), Purchaser shall for all purposes be deemed to have given its written approval of the matter for which its approval was requested by Seller. Any notice from Purchaser rejecting the proposed action shall include a description of the reasons for Purchaser’s rejection. Purchaser shall be liable for its pro rata share of any tenant improvement allowances and commissions (including, without limitation, Seller’s internal commissions) due on new Leases or on any Lease extensions or renewals entered into after the date hereof and approved by Purchaser pursuant to this Section 5.1 (with Seller being responsible for that portion of any tenant improvement allowances and commissions that is based on a percentage determined by dividing the number of months prior to August, 2005, that Seller receives base rent from the tenant under such Lease by the total number of months base rent is payable under such Lease).

5.2

Commencing with the first calendar month following the date of this Agreement, Seller shall deliver to Purchaser monthly and quarterly leasing status, capital repair and operating reports in their current forms with respect to the Property when such reports are available.

5.3

Provided that Purchaser provides Seller with reasonable advance notice, Seller shall allow Purchaser and its representatives reasonable access to the Property during normal business hours provided, however, that neither Purchaser nor Purchasers’ agents shall unreasonably disturb any tenants or occupants of the Property or their respective licensees and/or invitees or be entitled to the access of any portions of the Property which are subject to tenant Leases (except and to the extent such access is permitted by such Leases). Seller shall make reasonable efforts to have its property manager available to accompany Purchaser during any visits by Purchaser to the Property, and in all events Seller shall have the right to have a representative present during any such visits. Purchaser hereby indemnifies, protects and holds Seller harmless and agrees to defend Seller from and against any and all claims, demands, loss, cost, damage, expense and liability (including but not limited to personal injury and property damage claims and mechanics’ or other liens), including reasonable attorneys’ fees and litigation costs, caused by or occurring in connection with the presence of Purchaser or Purchaser’s agents on the Property or the exercise by Purchaser of any of its rights under this Section 5.3. The foregoing indemnity provisions shall survive the termination of this Agreement, as well as the Closing.

5.4

After the execution by all parties of this Agreement, Seller shall not incur or commit to incur any capital expenditures with respect to the Property which are in excess of the then current budget for the Property (a copy of which has been delivered to Purchaser), except any such excess capital expenditures which are required for emergency repairs, without first obtaining Purchaser’s prior written consent (which consent shall not be unreasonably withheld). Seller shall promptly notify Purchaser of any such emergency repairs and the cost of same.

5.6	Seller shall terminate all leasing and/or management agreements with respect to the Property effective as of the Closing Date and shall pay any and all costs and expenses of termination thereof.

6.	Representations and Warranties of Seller. Seller represents and warrants to Purchaser, as of the date hereof, and as of the Closing Date, that:

6.1

Except with respect to the consents and approvals described in Section 3 hereof, no consent, waiver, approval or authorization is required from any person or entity (that has not already been obtained) in connection with the execution and delivery of this Agreement by Seller or the performance by Seller of the transactions contemplated hereby.

6.2

The Leases listed on Exhibit C constitute all of the leases affecting the Property on the date hereof. True and complete copies of all Leases and all amendments, guarantees and other documents relating thereto have been delivered, or made available, to the Purchaser. To Seller’s knowledge, each of the Leases is valid and enforceable in accordance with its terms and is in full force and effect. To Seller’s knowledge, none of the tenants under such Leases are in default of any of their obligations under any of the Leases except as listed on Exhibit F. Seller has received no written notices from any tenant alleging that Landlord is in default under the Leases except as listed on Exhibit F.

6.3	Seller has no employees with respect to the Property.

6.4

There any no service or maintenance contracts affecting the Property except as listed on Exhibit G. To Seller’s knowledge, there are no defaults under any of the service or maintenance contracts except as listed on Exhibit G.

6.5	Seller has received no written notices from any governmental entity with respect to the violation of any law, statute, ordinance, rule or regulation governing the Property.

6.7	To Seller’s knowledge, there are no legal actions, suits or similar proceedings pending and served, or threatened against Seller or the Property except as set forth on Exhibit H.

6.8

To Seller’s knowledge, all existing commissions and referral fees incurred by Seller with respect to Leases executed before Closing will be paid in full on or before Closing, and there will be no lease commissions or referral fee obligations which are to be assumed by the Purchaser with respect to any Leases except in connection with new Leases or with Lease extensions or renewals, in each case entered into after the date hereof and approved by Purchaser pursuant to Section 5.1, or as set forth explicitly in Exhibit C-1.

6.9

The execution and delivery of this Agreement and the performance of Seller’s obligations hereunder have been duly authorized by all necessary action and does not conflict with, and would not result in a default under, any contract, commitment or obligation to which Seller is a party or by which the Property is bound, other than the Property Loan unless and until the consent of the Property Lender is obtained.

6.10	Seller has received no written notice of condemnation with respect to the Property, and Seller has no knowledge of any threatened condemnation action.

6.11

Seller has or will deliver to Purchaser true, correct and complete copies of all third party environmental audits and most recent physical inspection report, if any, with respect to the Property in Seller’s possession.

6.12

Seller has not (i) commenced a voluntary case, or had entered against it a petition, for relief under any federal bankruptcy act or any similar petition, order or decree under any federal or state law or statute relative to bankruptcy, insolvency or other relief for debtors, (ii) caused, suffered or consented to the appointment of a receiver, trustee, administrator, conservator, liquidator or similar official in any federal, state or foreign judicial or non-judicial proceeding, to hold, administer and/or liquidate all or substantially all of its property, or (iii) made an assignment for the benefit of creditors.

6.13	Seller will not be rendered insolvent in connection with, or as a result of, the performance by Seller of its obligations hereunder or the consummation of the transactions contemplated hereby.

7.	Limitations on Seller’s Liability.

7.1

The representations and warranties of Seller set forth in Section 6, together with Seller’s liability for any breach before Closing of any of Seller’s covenants under Section 5, will survive the Closing for a period of twelve (12) months. Purchaser will not have any right to bring any action against Seller as a result of any untruth or inaccuracy of such representations and warranties, or any such breach, unless and until the aggregate amount of all liability and losses arising out of any such untruth or inaccuracy, or any such breach, exceeds $100,000.00, and then only to the extent of such excess. In addition, in no event will Seller’s liability for all such breaches exceed the limits set forth in Section 15.1 below. Seller shall have no liability with respect to any of Seller’s representations, warranties and covenants herein if, prior to the Closing, Purchaser has actual knowledge of any breach of a representation, warranty or covenant of Seller herein, or Purchaser obtains knowledge (from whatever source, including, without limitation, any tenant estoppel certificates or the inclusion of any information in or written disclosure by Seller or Seller’s agents and employees) that contradicts any of Seller’s representations and warranties herein, and Purchaser nevertheless consummates the transaction contemplated by this Agreement. All other representations, warranties, covenants and agreements made or undertaken by Seller under this Agreement, unless otherwise specifically provided herein, will not survive the Closing Date but will be merged into the deed and other Closing documents delivered at the Closing.

7.2

For purposes of this Agreement and any document delivered at Closing, whenever the phrase “to Seller’s knowledge,” or the “knowledge” of Seller or words of similar import are used, they shall be deemed to refer to facts within the actual knowledge only of Jeffrey Patterson, Randy Waites, James Wilmouth and James Hoffman, and no others, at the times indicated only, without duty of inquiry whatsoever. Purchaser acknowledges that (i) the individuals named above are named solely for the purpose of defining and narrowing the scope of Seller’s knowledge and not for the purpose of imposing any liability on or creating any duties running from such individuals to Purchaser, and (ii) James Hoffman is an attorney and his inclusion herein for knowledge purposes shall in no way waive any attorney/client privilege. Purchaser covenants that it will bring no action of any kind against such individuals, any shareholder, partner or member of Seller or any of Seller’s affiliates, as applicable, related to or arising out of these representations and warranties.

8.	Representations and Warranties of Purchaser. Purchaser represents and warrants to Seller, as of the date hereof, and as of the Closing Date, that:

8.1

Except with respect to the consents and approvals described in Section 3 hereof, no consent, waiver, approval or authorization is required from any person or entity (that has not already been obtained) in connection with the execution and delivery of this Agreement by Purchaser or the performance by Purchaser of the transactions contemplated hereby.

8.2

The execution and delivery of this Agreement and the performance of Purchaser’s obligations hereunder have been or will be duly authorized by all necessary action and does not conflict with, and would not result in a default under, any contract, commitment or obligation to which Purchaser is a party.

8.3

Purchaser has not (i) commenced a voluntary case, or had entered against it a petition, for relief under any federal bankruptcy act or any similar petition, order or decree under any federal or state law or statute relative to bankruptcy, insolvency or other relief for debtors, (ii) caused, suffered or consented to the appointment of a receiver, trustee, administrator, conservator, liquidator or similar official in any federal, state or foreign judicial or non-judicial proceeding, to hold, administer and/or liquidate all or substantially all of its property, or (iii) made an assignment for the benefit of creditors.

8.4	Purchaser will not be rendered insolvent in connection with, or as a result of, the performance by Purchaser of its obligations hereunder or the consummation of the transactions contemplated hereby.

9.	“AS IS” Transaction.

9.1

Purchaser acknowledges and agrees that it had the opportunity to conduct inspections, investigations and other independent examinations of the Property and related matters, including but not limited to the physical and environmental conditions thereof, and, except as set forth in Section 6 and in any document delivered by Seller at Closing, Purchaser will rely upon same and not upon any statements of Seller or of any officer, director, employee, agent or attorney of Seller. Other than the matters represented in Section 6 hereof as such may be limited by Section 7 hereof and in any document delivered by Seller at Closing, Purchaser has not relied upon and will not rely upon, either directly or indirectly, any representation or warranty of Seller or any of Seller’s agents or representatives, and Purchaser hereby acknowledges that no such representations have been made. Except as provided in Section 6 hereof and in any document delivered by Seller at Closing, Seller specifically disclaims any representation, warranty or assurance whatsoever to Purchaser, and no warranties or representations of any kind or character, either express or implied, are made by Seller or relied upon by Purchaser with respect to the status of title to or the maintenance, repair, condition, design or marketability of the Property, or any portion thereof, including but not limited to (a) any implied or express warranty of merchantability, (b) any implied or express warranty of fitness for a particular purpose, (c) any implied or express warranty of conformity to models or samples of materials, (d) any rights of Purchaser under appropriate statutes to claim diminution of consideration, (e) any claim by Purchaser for damages because of defects, whether known or unknown, with respect to the Improvements or the Personal Property, (f) the financial condition or prospects of the Property, and (g) the compliance or lack thereof of the Real Property or the Improvements with governmental regulations, it being the express intention of Seller and Purchaser that, except as expressly set forth in this Agreement and in the documents delivered by Seller at Closing, the Property will be conveyed and transferred to Purchaser in its present condition and state of repair, “as is” and “where is”, with all faults. Purchaser represents that it is a knowledgeable, experienced and sophisticated buyer of real estate, and that it is relying solely on its own expertise and that of Purchaser’s consultants in purchasing the Property and that it is receiving reasonably equivalent value in consummating the transactions contemplated hereby. Purchaser acknowledges that the Purchase Price reflects the “as is, where is” nature of this sale and any faults, liabilities, defects or other adverse matters that may be associated with the Property. Purchaser, with Purchaser’s counsel, has fully reviewed the disclaimers and waivers set forth in this Agreement, and understands the significance and effect thereof. Purchaser acknowledges and agrees that the disclaimers and other agreements set forth herein are an integral part of this Agreement, and that Seller would not have agreed to sell the Property to Purchaser for the Purchase Price without the disclaimer and other agreements set forth in this Agreement. The terms and conditions of this Section 9 will expressly survive the Closing and will not merge with the provisions of any closing documents.

9.2

Seller is hereby released from all responsibility and liability to Purchaser regarding the condition (including its physical condition and its compliance with applicable laws, and the presence in the soil, air, structures and surface and subsurface waters, of Hazardous Materials or substances that have been or may in the future be determined to be toxic, hazardous, undesirable or subject to regulation and that may need to be specially treated, handled and/or removed from the Property under current or future federal, state and local laws, regulations or guidelines), valuation, salability or utility of the Property, or its suitability for any purpose whatsoever except to the extent that such responsibility or liability is the result of the material inaccuracy (if any) of Seller’s representations under Section 6 hereof or in the documents delivered by Seller at Closing. Purchaser acknowledges that it has inspected the Property, observed its physical characteristics and existing conditions and had, or will have, the opportunity to conduct such investigation and study on and of said Property and adjacent areas as it deemed necessary, and subject to Seller’s responsibility for any breach of the warranties and representations contained in Section 6 of this Agreement and in the documents delivered by Seller at Closing, hereby waives any and all objections to or complaints (including but not limited to actions based on federal, state or common law and any private right of action under CERCLA, RCRA or any other state and federal law to which the Property is or may be subject) regarding physical characteristics and existing conditions, including without limitation structural and geologic conditions, subsurface soil and water conditions and solid and hazardous waste and hazardous materials on, under, adjacent to or otherwise affecting the Property. Notwithstanding anything to the contrary contained in this Agreement, Purchaser shall not be required to indemnify Seller from any environmental claims brought by a third party against Seller. Purchaser reserves the right to raise all of its defenses and, subject to Section 9.1 hereof and this Section 9.2, any related rights, in the event that any third party brings an environmental claim against Purchaser arising out of any environmental claims relating to the Property during the period prior to Closing.

10.

Closing Adjustments and Prorations. The following shall be adjusted between Seller and Purchaser as of the day of Closing as a debit or credit to the cash portion of the Purchase Price to be paid by Purchaser to Seller on the Closing Date:

10.1

Collected rents and revenues (including but not limited to fixed, percentage and additional rents) cost of living increases, common area maintenance charges, parking charges, and tax and maintenance escalation rents, or charges. Purchaser shall promptly turn over to Seller delinquent rents relating to periods prior to Closing which are received by Purchaser following the Closing, but all rent payments received after the Closing which are not specifically earmarked for prior delinquencies shall be applied first to the post Closing rents then due or past due and then to pre Closing deficiencies. Purchaser shall use diligent, good faith efforts to collect from the tenants under the Leases escalation rents and other charges relating to Seller’s period of ownership and shall promptly remit the same to Seller upon receipt. Notwithstanding anything to the contrary contained herein, to the extent that Purchaser fails to utilize diligent, good faith efforts, Seller shall have the right to pursue any tenant under the Leases for any sums due Seller for periods attributable to Seller’s ownership of the Property; provided, however, Seller (i) shall be required to notify Purchaser in writing of Seller’s intention to commence or pursue any legal proceedings; and (ii) shall not be permitted to commence or pursue any legal proceedings against any tenant seeking eviction of such tenant or the termination of the underlying Lease. The provisions of this Section 10.1 will survive the Closing for a period of twelve (12) months.

10.2

Seller shall credit to the Purchaser the amount of any security deposits and interest, if any, required to be paid for the tenants’ benefit, if any, pursuant to provisions of Leases with tenants of the Property, or assign to Purchaser all rights of Seller in and to any security accounts held by the Property Lender. With respect to any security deposits which are letters of credit, Seller shall, if the same are assignable, deliver to Purchaser at the Closing such letters of credit, execute and deliver such other instruments as the issuers of such letters of credit shall reasonably require, and cooperate with Purchaser to change the named beneficiary under such letters of credit to Purchaser, so long as Seller does not incur any additional liability or expense in connection therewith

10.3	Charges or pre-payments under the contracts and agreements required pursuant to the terms thereof to be assumed by Purchaser, or otherwise assigned to Purchaser.

10.4	Purchaser shall receive a credit in the amount of the existing outstanding principal balance of the Property Loan as of the Closing Date. Interest on the Property Loan will be prorated.

10.5

Seller will assign to Purchaser at closing all escrows and reserves held by the Property Lender for the payment of taxes and insurance, lease rollover-reserves and for tenant improvements, capital expenditures, or for any other item for which the Property Lender holds an escrow or reserve (collectively, the “Property Loan Escrows”). Seller shall evidence, with written verification from the Property Lender, the amount of such Property Loan Escrows. Purchaser shall reimburse Seller at Closing for any amounts then being held in the Property Loan Escrows.

10.6	All real estate taxes and assessments and personal property taxes, if any, shall be prorated on the Closing Date, on a cash basis. Such proration shall be based on a 365-day year.

10.7	All other income and ordinary operation expenses for or pertaining to the Property shall be prorated on an accrual basis.

10.8

If the Closing Date occurs after August 31, 2005, Purchaser shall receive a credit against the Purchase Price at Closing in an amount equal to the sum of the following amounts received by Seller or its affiliates during the period commencing on September 1, 2005 and ending on the day immediately prior to the Closing Date: (i) the cumulative net cash flow from the Property (after the payment by Seller during such period of accrued and unpaid interest on the Property Loan (but before deducting the amount of principal amortization on such indebtedness paid by Seller during such period) and all other operating expenses relating to the Property); provided, however, that cumulative net cash flow shall not include payments received for amounts due as of, but collected after, August 31, 2005, and (ii) the difference between (A) the aggregate amount of property management fees paid by Seller to Prime Group Realty Trust or its affiliates during such period with respect to the Property, and (B) the direct costs incurred by the property manager for the Property during such period.

11.	Closing.

11.1

The closing hereunder (the “Closing”) shall be held and delivery of all items to be made at the Closing under the terms of this Agreement shall be made through escrow at the offices of the Escrow Agent or such other place and time mutually acceptable to Seller and Purchaser.

11.2

The Closing shall occur on a date designated by Purchaser upon not less than fifteen (15) days written notice (or thirty (30) days written notice if Purchaser elects to close prior to August 31, 2005) delivered to Seller, provided that the Closing shall not be earlier than July 31, 2005, nor later than the earlier of (i) December 15, 2005, and (ii) one hundred (100) days after the closing of the merger transactions (the “Lightstone Merger”) between Seller and Prime Office Company, LLC, Prime Office Merger Sub, LLC and Prime Office Merger Sub I, LLC (collectively, “Lightstone”); and provided further, that Purchaser shall have the right to extend the Closing for up to two (2) additional thirty (30) day periods (but in no event to a date later than December 15, 2005), solely to obtain required lender and/or rating agency consents, approvals and opinions as described in Section 3.1 above (the “Closing Date”).

11.3	At Closing, Seller shall deliver into escrow with Escrow Agent the following:

a.

A Special Warranty Deed (the “Deed”) duly executed and acknowledged by Seller and in a form for recording, containing all customary covenants, so as to convey to Purchaser fee simple title to the Property free of all liens and encumbrances other than the Permitted Exceptions.

b.

An assignment and assumption (the “Assignment of Leases”) of all the Leases and of all the rents to become due after the Closing, thereunder, including, without limitation, collateral guarantees and all security deposits made thereunder, containing Seller’s representation and warranty that there have been no prior assignments of the Leases (except to the Property Lender);

c.

Originals where available and otherwise executed copies of all Leases and any amendments, guarantees and other documents relating thereto, together with a schedule of security deposits paid by tenants thereunder, and interest, if any, earned thereon;

d.

A quit claim bill of sale, assignment and assumption of contracts and assignment and assumption of general intangibles (the “Bill of Sale and Assignment”), conveying, transferring and selling to the Purchaser all right, title and interest of Seller in and to all Personal Property and Intangible Property, and assigning to Purchaser the service contracts;

e.	Notices to all tenants and other occupants of the Property, advising them of the sale and directing them to send rent and revenue to or as directed by Purchaser;

f.	If in the possession of Seller (or any of its affiliates with any interest in the Property), all existing architectural, structural, mechanical and electrical plans and specifications of the Property;

g.

Documentation to establish to Purchaser’s reasonable satisfaction the due authority of Seller to sell the Property and deliver the documents required to be delivered by Seller pursuant to this Agreement;

h.

A certificate executed by Seller and dated as of the Closing Date, stating all of Seller’s warranties and representations contained in this Agreement are true and current as of the Closing Date (or stating the manner in which same are not true);

i.	A rent roll for the Property on Seller’s standard form, certified by Seller as true and correct as of Closing;

j.	A FIRPTA affidavit with respect to non-foreign identity;

k.	Any additional documents reasonably required by the Chicago Title Insurance Company;

l.	An indemnity from Seller and Seller’s sole member, Prime Group Realty. L.P., with respect to the Illinois Bulk Sales Law and/or the City of Chicago Bulk Sales Law;

m.	Documentation as may be required by the Property Lender to be executed by Seller in connection with Purchaser’s assumption of the Property Loan pursuant to Section 3 hereof;

n.

An Owner’s Title insurance policy from Chicago Title Insurance Company with respect to the Property, in the amount of the Purchase Price, insuring Purchaser’s interest in the Property as of the Closing Date subject only to the Permitted Exceptions thereto (the “Title Policy”), all at Seller’s cost and expense (except with respect to the cost of any endorsements requested by Purchaser which shall be paid by Purchaser);

o.

Keys to all tenant entrance doors (unless prohibited under the tenant Leases) and to equipment and utility rooms located in all Improvements constructed upon the Property. All keys shall be properly tagged for identification;

p.

All licenses and permits pertaining to the Property which are owned by Seller and any of its affiliates with any interest in the Property, to the extent same are assignable and in Seller’s possession, together with a duly executed assignment thereof to the Purchaser;

q.

All unexpired warranties and guarantees which the Seller has received in connection with all construction work or services performed or equipment installed in the Improvements constructed upon the Real Property to the extent in Seller’s possession, together with a duly executed assignment thereof to the Purchaser. In the event that any of the guarantees or warranties mentioned herein shall not be assignable to the Purchaser, then in such event, the Seller hereby agrees to assist Purchaser, at no cost to Seller, in recovering under such warranties and guarantees in the event of a claim arising thereunder; and

r.	Such other documents as counsel for either Purchaser or Seller may reasonably deem necessary in order to consummate the sale of the Property by Seller to Purchaser as herein contemplated.

11.4	At Closing, Purchaser shall deliver into escrow with Escrow Agent the following:

a.	The consent from the Property Lender in the form required pursuant to Section 3.1;

b.	Documentation as may be required by the Property Lender to be executed by Purchaser in connection with Purchaser’s assumption of the Property Loan pursuant to Section 3 hereof;

c.	A counterpart copy of the Assignment of Leases;

d.	A counterpart copy of the Bill of Sale and Assignment;

e.

Documentation to establish to Seller’s reasonable satisfaction the due authority of Purchaser to acquire the Property and deliver the documents required to be delivered by Purchaser pursuant to this Agreement

h.

A certificate executed by Purchase and dated as of the Closing Date, stating all of Purchaser’s warranties and representations contained in this Agreement are true and current as of the Closing Date (or stating the manner in which same are not true). and

i.	Such other documents as counsel for either Purchaser or Seller may reasonably deem necessary in order to consummate the sale of the Property by Seller to Purchaser as herein contemplated.

11.5

Proposed documents to be delivered at Closing shall be forwarded to counsel for Purchaser, or counsel for Seller, as the case may be, at least two (2) business days before Closing; provided, however, that drafts of documents relating to the consent of the Property Lender and the assumption of the Property Loan by Purchaser shall be provided as soon as such drafts are available from time to time, but in no event less than ten (10) business days before Closing.

12.

Closing Costs. At Closing, Seller shall pay (i) all state and county transfer taxes, (ii) title insurance premiums for the Title Policy, other than the costs of any endorsements Buyer may require, and (iii) one-half of the escrow closing fees. Purchaser shall pay (i) the municipal transfer taxes, (ii) the loan consent and assumption fees, charges and costs payable to the Property Lender, including, without limitation, Lender’s legal fees and the cost of any Lender’s title insurance policy or any endorsements or modifications to the Property’s Lender’s existing title policy, (iii) the cost of any endorsements to the Title Policy, (iv) one-half of the escrow closing fees, and (v) recording charges. Each party shall pay the fees and expenses of its attorneys and third party consultants.

13.

Tenant Estoppel Letters. It shall be a condition to Purchaser’s obligation to close the transaction contemplated hereby that Purchaser receive (and Seller shall use reasonable efforts to obtain) tenant estoppel letters from tenants that lease no less than 70% of the rentable square footage of the Property which is then leased by tenants (the “Required Percentage”).

13.1

Such estoppel letters shall be dated not earlier than sixty (60) days prior to the Closing Date (provided that the date of any estoppel dated after July 31, 2005 shall be acceptable) and shall be substantially in the form and substance of the letter attached hereto and incorporated herein by reference as Exhibit E; provided, however, that if any tenant is required or permitted under the terms of its Lease to provide a different form of estoppel or to otherwise make different statements in a certification of such nature than are set forth on Exhibit E, then Purchaser shall accept any such alternate form provided that the information contained therein is consistent with the rent roll and no defaults are alleged by such tenants. The original estoppel letters shall be provided by Seller to Purchaser at Closing to the extent that originals are received by Seller, but copies thereof shall be delivered to Purchaser, upon receipt, prior to Closing.

13.2

In the event Seller does not obtain the Required Percentage of clean and unqualified estoppel letters on or prior to the Closing Date, Seller shall have the right, but not the obligation, exercisable in its sole discretion, to provide Purchaser with a certificate containing the requisite information, on or prior to the Closing Date, for tenants occupying, in the aggregate, no more than ten percent (10%) of the occupied square footage of the Property, and such Seller’s certificates shall apply against the Required Percentage. Seller’s liability under such Seller’s certificate(s) (i) shall expire and be of no further force and effect as of the date that Purchaser receives an estoppel certificate from such tenant with a representation which is not inconsistent with the Seller’s certificate, and (ii) shall be limited by Section 7.

13.3

Provided that Seller has used commercially reasonable efforts to obtain such tenant estoppel letters, the sole and exclusive remedy available to Purchaser under this Agreement, at law or in equity, if the required estoppel letters are not received by Purchaser ,or if any estoppel letter discloses an alleged material default on the part of either Seller or such tenant which does not independently constitute an express breach of any of Seller’s representations and warranties set forth in this Agreement, will be to either (i) terminate this Agreement and receive a return of the Deposit, or (ii) waive this condition to Purchaser’s obligation to close.

14.	Brokers. Each of the parties hereto agree that it has not dealt with any broker in connection with this transaction. Seller and Purchaser hereby each agree to indemnify and hold harmless each other from and against any cost, expense, claim, liability or damage resulting from a breach of the representation and warranty resulting from any claim by any other broker in connection with this transaction engaged by such party. The provisions of this Section 14 shall survive the Closing Date.

15.	Default and Remedies.

15.1

Purchaser may, as its sole remedies for any claim arising under this Agreement or related to this transaction, at law and in equity, seek one or both of the following two (2) remedies: (i) specific performance of the obligations of the Seller under this Agreement, and (ii) monetary damages suffered by Purchaser as a result of the default by the Seller under this Agreement; provided, however, that the amount of monetary damages which Purchaser may recover as a party under this Agreement and as a party to that certain Sale and Purchase Agreement dated of even date herewith by and between Purchaser and Phoenix Office, L.L.C. (“Phoenix LLC”), collectively, shall be limited to a maximum aggregate amount of $6,000,000 (or an aggregate of $10,000,000 in the event of a willful and intentional default on the part of Phoenix LLC or Seller).

15.2

If Purchaser defaults under this Agreement, the sole remedy of the Seller shall be to receive from the Escrow Agent the amount of the Deposit as liquidated damages. The parties have agreed that Seller’s actual damages, in the event of a failure to consummate this sale due to Purchaser’s default, would be extremely difficult or impracticable to determine. After negotiation, the parties have agreed that, considering all the circumstances existing on the date of this Agreement, the amount of the Deposit is a reasonable estimate of the damages that Seller would incur in such event.

16.

Assignment. Purchaser may, without the consent of Seller but after giving written notice to Seller of Purchaser’s intention to assign this Agreement, assign all of the rights of Purchaser under this Agreement, provided that any such assignment may only be made to a reputable person or entity as reasonably determined by Seller. In addition, Seller shall transfer the Property on the Closing Date to a person or entity designated in a written notice delivered by Purchaser to Seller no less than five (5) days prior to the Closing Date, provided that such designee is in compliance with the requirements of any required consents, approvals, opinions and releases obtained by Purchaser (or such designee) with respect to the Property from the Property Lender and/or any rating agencies.

17.

Exchange Provisions. In the event that Purchaser, or an affiliate, is or may in the future be under contract with a qualified intermediary for the purpose of effecting a tax-deferred exchange in accordance with Section 1031 of the United States Internal Revenue Code of 1986, as most recently amended, each party shall cooperate with the other to accomplish such exchange, at Purchaser’s sole cost and expense, and perform any acts reasonably necessary to assist in such exchange, provided that neither party shall be required to accept title to any property other than the Property, expend any additional amounts of money above those amounts required pursuant to this Agreement, extend the Closing Date, and further provided that each party defend, indemnify and hold the other harmless from and against expenses, costs and damages of any kind (including reasonable attorney’s fees) suffered by the other by reason of the performance of, or failure to perform, any acts of cooperation necessitated by this paragraph. Seller agrees to sign a notice of assignment prior to Closing confirming that such party has received the notice of assignment and consents to the assignment.

18.

Notices. All notices, demands or requests made pursuant to, under or by virtue of this Agreement must be in writing and either personally delivered or mailed to the party to which the notice, demand or request is being made by overnight mail by a recognized carrier such as Federal Express, as follows:

To the Purchaser:	Prime/Mansur Investment Partners, LLC
c/o The Prime Group, Inc.
321 North Clark Street, Suite 2500
Chicago, IL 60610
Attn: Michael W. Reschke
Tel: (312) 917-4201
Fax: (312) 917-1511

And to:	Mansur & Co.

875 N. Michigan Avenue

Chicago, IL 60611
Attn.: E.B. Mansur
Tel: (312-263-2400
Fax: (312) 642-6278

With a copy to:	Robert J. Rudnik
Executive VP and General Counsel
321 North Clark Street, Suite 2500

Chicago, IL 60610

Tel:	(312) 917-4234
Fax:	(312) 917-8442

-and-

William J. Ralph, Esq.

Burton & Ralph LLP

180 North LaSalle Street

Suite 1820

Chicago, IL 60601

Tel:	(312) 578-1567
Fax:	(312) 578-1705

To the Seller:	Prime Group Realty Trust

77 West Wacker Drive

Suite 3900

Chicago, Illinois 60601

Attention: Jeffrey A. Patterson

Telephone: 312-917-4230

Fax: 312-917-1597

-and-

Prime Group Realty Trust

77 West Wacker Drive

Suite 3900

Chicago, Illinois 60601

Attention: James Hoffman

Telephone: 312-917-4237

Fax: 312-917-1684

With a copy to:	Jones Day

77 West Wacker

Suite 3500

Chicago, Illinois  60601-1692

Attention: Susan I. Matejcak

312/782-3939 Main

312/782-8585 Fax

Notices, demands and requests which shall be served upon either party in the manner aforesaid shall be deemed sufficiently served or given for all purposes hereunder at the time such notice, demand or request shall be received.

19.	Miscellaneous.

19.1

This Agreement, including all exhibits and schedules attached hereto and documents to be delivered pursuant to the terms hereof, shall constitute the entire agreement and understanding of the parties, and there are no other prior or contemporaneous written or oral agreements, undertakings, promises, or warranties not contained herein.

19.2	This Agreement may be amended only by a written memorandum executed by each of the parties hereto

19.3

No waiver of any provision or condition of this Agreement by any party shall be valid unless in writing signed by such party or its attorneys named above. No such waiver shall be taken as a waiver of any other or similar provision or of any future event, act or default.

19.5

In the event that any provision of this agreement shall be unenforceable in whole or in part, such provision shall be limited to the extent necessary to render the same valid, or shall be excised from this Agreement, as circumstances require, and this Agreement shall be construed as if said provision had been incorporated herein as so limited, or as if said provision has not been included herein, as the case may be.

19.6	Whenever this Agreement requires or permits, the singular shall include the plural, the plural shall include the singular and the masculine, feminine and neuter shall be freely interchangeable.

19.7	This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

19.8	This Agreement shall be governed in all respects by the laws of the State of Illinois.

19.9	Time is of the essence in the performance of all of the parties’ respective obligations under this Agreement.

19.10

In the event of a dispute by the parties under this Agreement, each party to the dispute shall pay all of its legal fees, court costs and all other costs and expenses incurred by such party in connection with such dispute; and no party will be entitled to reimbursement from any other party for any portion of such costs and expenses.

19.11

Each of the Purchaser and each Seller irrevocably submits to the jurisdiction of (a) any state court in the State of Illinois, Cook County, and (b) the United States District Court for the Northern District of Illinois, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each of Purchaser and Seller further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth above shall be effective service of process for any action, suit or proceeding in Illinois with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each of Purchaser and Seller irrevocably and unconditionally waives trial by jury and irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (a) any state court in the State of Illinois, Cook County and (b) the United States District Court for the Northern District of Illinois, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

19.12	This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

19.13

Except for the press release to be made by Seller in the form previously approved by Purchaser and the oral statements contained in the Summary of Agreed Responses previously approved by the parties, no party may initiate any contact with or respond to any inquiries from any media source (including the press) or make any press release to any media source with respect to any matter covered or contemplated by this Agreement unless such contact with the media or media release has been approved by a designated representative of each of the parties, as applicable. Each of the parties agrees that it will not unreasonably withhold or delay such approval. Notwithstanding the foregoing provisions of this Section, Seller may, without the requirement of any consent or approval from, or notice to, Purchaser, make any other disclosures with respect to any matter covered or contemplated by this Agreement which Seller is required to make by law or by the rules and regulations of the Securities and Exchange Commission.

BALANCE OF PAGE IS BLANK. SIGNATURE PAGE FOLLOWS.

IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

SELLER: LASALLE-ADAMS, L.L.C., a Delaware limited liability company By: PRIME GROUP REALTY, L.P. By: Prime Group Realty Trust, Administrative Member

By:/s/ Jeffrey A. Patterson Name: Jeffrey A. Patterson Title: President and CEO

PURCHASER:
PRIME/MANSUR INVESTMENT PARTNERS, LLC
By: Reschke Chicago Partners, LLC
By: /s/ Michael W. Reschke Name: Michael W. Reschke Title: Manager
By: Mansur Chicago Partners, LTD. By: Florida Atlantic Realty Corporation
By: E. Barry Mansur Name: E. Barry Mansur Title: President

EXHIBITS

A	Legal Description

B	Personal Property

C	Rent Roll

C-1	Open Leasing Commission Agreements

D	Permitted Exceptions

E	Form of Estoppel Certificate

F	List of Lease Defaults

G	List of Service Contracts

H	Litigation Schedule

[EXHIBITS INTENTIONALLY 0MITTED]